FILE NOS: 333-227113

811-04279

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☒ Post-Effective Amendment No. 1

(Check appropriate box or boxes)

Exact Name of Registrant as Specified in Charter: Securian Funds Trust	Area Code and Telephone Number: 651-665-3500

Address of Principal Executive Offices: (Number, Street, City, State, Zip Code) 400 Robert Street North, St. Paul, Minnesota 55101-2098

Name and Address of Agent for Service:

David M. Dimitri
400 Robert Street North
St. Paul, MN 55101-2098

With a copy to:

Michael J. Radmer, Esq.
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, MN  55402

Proposed Effective Date: Upon Filing
(Number and Street) (City) (State) (Zip Code)

Calculation of Registration Fee under the Securities Act of 1933:

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of SFT Core Bond Fund of Securian Funds Trust				No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940

Explanatory Note: This Post-Effective amendment is being filed for the sole purpose of filing an opinion and consent with respect to the legality related to the reorganization described in the Registrant’s previously filed Registration Statement on Form N-14. The Proxy Statement/Prospectus and Statement of Additional Information included in Parts A and B are incorporated by reference to the Registration Statements filed on filed on August 30, 2018, as amended on October 5, 2018.

PART C.
OTHER INFORMATION

Item 15. Idemnification

The Trust’s Amended and Restated Agreement and Declaration of Trust provides in Article VII, Section 4 thereof that the Trust will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Trust, except if it is determined in the manner specified in the Amended and Restated Agreement and Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in or not opposed to the best interests of the Trust or that such indemnification would relieve any officer or Trustee of any liability to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties or, in a criminal proceeding, such Trustee or officers had reasonable cause to believe their conduct was unlawful. The Trust, at its expense, provides liability insurance for the benefit of its Trustees and officers.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(1)(a)

Certificate of Trust of Securian Funds Trust, previously filed on May 1, 2012 as exhibit 28(a)(1) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(1)(a)(i)

Amended and Restated Agreement and Declaration of Trust of Securian Funds Trust (approved October 23, 2012), previously filed on February 11, 2013 as exhibit 28(a)(2), to Post-Effective Amendment Number 49 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(2)	Bylaws of Securian Funds Trust, previously filed on May 1, 2012 as exhibit 28(b)(1) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(3)	Not Applicable.

(4)	Agreement and Plan of Reorganization, filed on August 30, 2018 as Exhibit (4) to Registrant’s Initial filing on Form N-14, is hereby incorporated by reference.

(5)	See (1) and (2) above.

(6)(a)

Investment Advisory Agreement between Securian Funds Trust and Advantus Capital Management, Inc. dated and effective as of May 1, 2012, with Schedule A as amended April 22, 2014, previously filed on April 28, 2014 as Exhibit 28(d)(1) to Post-Effective Amendment Number 53 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(6)(a)(i)

Amended Schedule A, dated November 20, 2017, to the Investment Advisory Agreement between Securian Funds Trust and Advantus Capital Management, Inc., dated and effective May 1, 2012, previously filed on February 27, 2018 as Exhibit 28(d)(1)(A) to Post-Effective Amendment Number 66 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(6)(b)

Investment Sub-Advisory Agreement between Advantus Capital Management, Inc. and Franklin Advisers, Inc. on behalf of the SFT Advantus International Bond Fund dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28(d)(2) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(6)(c)

Letter Agreement among Franklin Advisers, Inc., Advantus Capital Management, Inc. and the Advantus International Bond Fund of Securian Funds Trust, dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28(d)(3) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(6)(d)

Investment Sub-Advisory Agreement between Securian Asset Management, Inc. and Ivy Investment Management Company on behalf of the SFT IvySM Growth Fund and SFT IvySM Small Cap Growth Fund dated May 1, 2018, previously filed on April 27, 2018 as exhibit 28(d)(4) to Post-Effective Amendment number 67 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(6)(e)

Investment Sub-Advisory Agreement between Advantus Capital Management, Inc. and Pyramis Global Advisors, LLC on behalf of the SFT Pyramis® Core Equity Fund dated May 1, 2014, previously filed on April 28, 2014 as Exhibit 28(d)(5) to Post-Effective Amendment Number 53 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(6)(f)

Investment Sub-Advisory Agreement between Advantus Capital Management, Inc. and T. Rowe Price Associates, Inc. on behalf of the SFT T. Rowe Price Value Fund dated May 1, 2014, previously filed on April 28, 2014 as Exhibit 28(d)(6) to Post-Effective Amendment Number 53 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(6)(g)

Investment Sub-Advisory Agreement between Advantus Capital Management, Inc. and Wellington Management Company LLP, on behalf of the SFT Wellington Core Equity Fund, dated November 20, 2017, previously filed on February 27, 2018 as Exhibit 28(d)(7) to Post-Effective Amendment Number 66 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(7)

Underwriting and Distribution Agreement between Securian Funds Trust and Securian Financial Services, Inc. dated July 30, 2015, previously filed on August 31, 2015 as Exhibit 28(e) to Post-Effective Amendment Number 55 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(8)	Not Applicable.

(9)(a)

Custodian Agreement between Securian Funds Trust and Wells Fargo Bank, N.A. dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28(g)(1)(A) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(9)(b)

Foreign Custody Manager Agreement between Securian Funds Trust and Wells Fargo Bank, N.A. dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28(g)(1)(B) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(9)(c)

Custodian Agreement between Securian Funds Trust and State Street Bank and Trust Company dated May 1, 2014, previously filed on April 28, 2014 as Exhibit 28(g)(3) to Post-Effective Amendment Number 53 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(10)(a)

Rule 12b-1 Distribution Plan, approved July 30, 2015, previously filed on August 31, 2015 as Exhibit 28(m)(1) to Post-Effective Amendment Number 55 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(10)(b)

Fund Shareholder Service Agreement between Minnesota Life Insurance Company and Securian Financial Services, Inc. dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28(m)(2) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(10)(c)

Fund Shareholder Services Agreement between Securian Life Insurance Company and Securian Financial Services, Inc. dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28(m)(3) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(10)(d)

Securian Funds Trust Multiple Class Plan Pursuant to Rule 18f-3 effective May 1, 2014, previously filed on April 28, 2014 as Exhibit 28(n) to Post-Effective Amendment Number 53 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(11)(a)

Pre-Effective Opinion and Consent of Dorsey & Whitney, with respect to the legality of the securities being registered, filed on August 30, 2018 as Exhibit (11) to Registrant’s Initial filing on Form N-14, is hereby incorporated by reference.

(11)(b)	Post-Effective Opinion and Consent of Dorsey & Whitney with respect to the legality of the securities being registered, filed herewith.

(12)

Opinion and Consent of Eversheds Sutherland (US) LLP, filed on October 5, 2018 as Exhibit (12) to Registrant’s Pre-Effective Amendment Number 1 filing on Form N-14, is hereby incorporated by reference.

(13)(a)

Administrative Service Agreement dated October 29, 2015, between Securian Funds Trust, Advantus Capital Management, Inc. and Securian Financial Group, previously filed on November 17, 2015 as exhibit 28(h)(1) to Post-Effective Amendment Number 58 to Form N1-A, File Number 002-96990, is hereby incorporated by reference.

(13)(b)

Participation Agreement among Securian Funds Trust, Advantus Capital Management, Inc. and Minnesota Life Insurance Company dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28(h)(2) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(b)(i)

Amendment #1, dated July 1, 2015, to the Participation Agreement dated May 1, 2014 between Securian Funds Trust, Advantus Capital Management, Inc. and Minnesota Life Insurance Company, previously filed on August 31, 2015 as Exhibit 28(h)(2)(A) to Post-Effective Amendment Number 55 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(c)

Participation Agreement among Securian Funds Trust, Advantus Capital Management, Inc. and Securian Life Insurance Company dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28(h)(3) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(d)

Investment Accounting Agreement between Securian Funds Trust and State Street Bank and Trust Company dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28(h)(4) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(d)(i)

Amended Schedule D, effective May 1, 2014, to the Investment Accounting Agreement between Securian Funds Trust and State Street Bank and Trust Company dated May 1, 2012, previously filed on April 28, 2014 as Exhibit 28(h)(4)(A) to Post-Effective Amendment Number 53 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(d)(ii)

Amendment dated August 25, 2014 to the Investment Accounting Agreement between Securian Funds Trust and State Street Bank and Trust Company dated May 1, 2012, previously filed on August 31, 2015 as Exhibit 28(h)(4)(B) to Post-Effective Amendment Number 55 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(e)

Administration Agreement between Securian Funds Trust and State Street Bank and Trust Company dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28(h)(5) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(e)(i)

Amended Schedule B, effective May 1, 2014, to the Administration Agreement between Securian Funds Trust and State Street Bank and Trust Company dated May 1, 2012, previously filed on April 28, 2014 as Exhibit 28(h)(5)(A) to Post-Effective Amendment Number 53 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(e)(ii)

Amendment dated August 25, 2014 to the Administration Agreement between Securian Funds Trust and State Street Bank and Trust Company dated May 1, 2012, previously filed on August 31, 2015 as Exhibit 28(h)(5)(B) to Post-Effective Amendment Number 55 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(e)(iii)

Amendment Number 2 dated July 14, 2015 to the Administration Agreement between Securian Funds Trust and State Street Bank and Trust Company dated May 1, 2012, previously filed on August 31, 2015 as Exhibit 28(h)(5)(C) to Post-Effective Amendment Number 55 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(f)

Money Market Services Agreement between Securian Funds Trust, on behalf of the SFT Advantus Money Market Fund, and State Street Bank and Trust Company, dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28 (h)(6) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(f)(i)

Amended Fee Schedule, effective May 1, 2014, to the Money Market Services Agreement between Securian Funds Trust, on behalf of the SFT Advantus Money Market Fund, and State Street Bank and Trust Company dated May 1, 2012, previously filed on August 31, 2015 as Exhibit 28(h)(6)(A) to Post-Effective Amendment Number 55 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(f)(ii)

Amendment, effective April 14, 2016, to the Money Market Services Agreement between Securian Funds Trust, on behalf of the SFT Advantus Money Market Fund, and State Street Bank and Trust Company, dated May 1, 2012, previously filed on April 29, 2016 as Exhibit 28(h)(6)(B) to Post-Effective Amendment Number 61 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(g)

Rule 22c-2 Shareholder Information Agreement between Securian Funds Trust and Minnesota Life Insurance Company dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28(h)(7) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(h)

Rule 22c-2 Shareholder Information Agreement between Securian Funds Trust and Securian Life Insurance Company dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28(h)(8) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(i)

Restated Net Investment Income Maintenance Agreement among Advantus Capital Management, Inc., Securian Financial Services, Inc. and Securian Funds Trust dated May 1, 2012, previously filed on May 1, 2012 as exhibit 28 (h)(9) to Post-Effective Amendment Number 47 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(j)

Expense Limitation Agreement between Advantus Capital Management, Inc. and Securian Funds Trust, on behalf of the SFT Advantus Dynamic Managed Volatility Fund, dated May 1, 2013, previously filed on February 11, 2013 as exhibit 28(h)(10) to Post-Effective Amendment Number 49 to Form N1-A, File Number 002-96990, is hereby incorporated by reference.

(13)(k)

Expense Limitation Agreement between Advantus Capital Management, Inc. and Securian Funds Trust, on behalf of the SFT Advantus Managed Volatility Equity Fund, dated November 18, 2015, previously filed on August 31, 2015 as Exhibit 28(h)(11) to Post-Effective Amendment Number 55 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(k)(i)

Amendment, effective April 28, 2016, to the Expense Limitation Agreement between Advantus Capital Management, Inc. and Securian Funds Trust, on behalf of the SFT Advantus Managed Volatility Equity Fund, dated November 18, 2015, previously filed on April 29, 2016 as Exhibit 28(h)(11)(A) to Post-Effective Amendment Number 61 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(l)

Participation Agreement between Securian Funds Trust, iShares Trust, iShares U.S. ETF Trust, iShares U.S. ETF Company, Inc. and iShares Sovereign Screened Global Bond Fund, Inc., dated November 18, 2015, previously filed on November 17, 2015 as exhibit 28(h)(12) to Post-Effective Amendment Number 58 to Form N1-A, File Number 002-96990, is hereby incorporated by reference.

(13)(l)(i)

Amended Schedule A, effective April 1, 2016, to the Participation Agreement between Securian Funds Trust, iShares Trust, iShares U.S. ETF Trust, iShares U.S. ETF Company, Inc. and iShares Sovereign Screened Global Bond Fund, Inc., dated November 18, 2015, previously filed on April 29, 2016 as Exhibit 28(h)(12)(A) to Post-Effective Amendment Number 61 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(13)(m)

Expense Limitation Agreement between Advantus Capital Management, Inc. and Securian Funds Trust, on behalf of the SFT Advantus Government Money Market Fund, dated November 1, 2017, previously filed on February 27, 2018 as Exhibit 28(h)(13) to Post-Effective Amendment Number 66 to Form N-1A, File Number 002-96990, is hereby incorporated by reference.

(14)

Consent of KPMG LLP, with respect to the financial statements of the Registrant, filed on October 5, 2018 as Exhibit (14) to Registrant’s Pre-Effective Amendment Number 1 filing on Form N-14, is hereby incorporated by reference.

(15)	Not Applicable.

(16)	Power of Attorney, filed on October 5, 2018 as Exhibit (16) to Registrant’s Pre-Effective Amendment Number 1 filing on Form N-14, is hereby incorporated by reference.

(17)(a)	Contract holder voting instructions, filed on October 5, 2018 as Exhibit (17)(a) to Registrant’s Pre-Effective Amendment Number 1 filing on Form N-14, is hereby incorporated by reference.

(17)(b)

Prospectus of the acquired fund dated May 1, 2018 for shares of the Securian Funds Trust, filed on April 27, 2018 with Post-Effective Amendment Number 67, and as supplemented May 23, 2018, is hereby incorporated by reference.

(17)(c)

Statement of Additional Information of the acquired fund dated May 1, 2018 for shares of the Securian Funds Trust, filed on April 27, 2018 with Post-Effective Amendment Number 67, and as supplemented May 23, 2018, is hereby incorporated by reference.

(17)(d)

The financial statements of the Acquired Fund and Acquiring Fund, included in the Securian Funds Trust’s Annual Report to Shareholders for the fiscal year ended December 31, 2017, filed by the Registrant on March 5, 2018 under form N-CSR, are hereby incorporated by reference.

(17)(e)

The financial statements of the Acquired Fund and Acquiring Fund, included in the Securian Funds Trust’s Semi-Annual Report to Shareholders for the six-month period ended June 30, 2018, filed by the Registrant on August 30, 2018 under form N-CSRS, are hereby incorporated by reference.

Item 17. Undertakings

(1)         The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)         The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the in the City of St. Paul and the State of Minnesota, on the 6th day of December, 2018.

SECURIAN FUNDS TRUST

By	/s/ DAVID M. KUPLIC

David M. Kuplic, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

/s/ DAVID M. KUPLIC	President	December 6, 2018
David M. Kuplic	(principal executive officer)

/s/ GARY M. KLEIST	Vice President and Treasurer	December 6, 2018
Gary M. Kleist	(principal financial and accounting officer)

By	/s/ DAVID M. KUPLIC

David M. Kuplic
Attorney-in-Fact

LINDA L. HENDERSON*	Trustee)
Linda L. Henderson	)
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JULIE K. GETCHELL*	Trustee)	Dated: December 6, 2018
Julie K. Getchell	)
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WILLIAM C. MELTON*	Trustee)
William C. Melton	)
)

DAVID M. KUPLIC*	Trustee)
David M. Kuplic

*         Registrant’s trustee executing power of attorney dated July 26, 2018.

SECURIAN FUNDS TRUST
EXHIBIT INDEX

Exhibit Item Number	Title of Exhibit

(11)(b)	Opinion and Consent regarding legality of securities being registered.